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Schedule 13G                                                         Page 2 of 9


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SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (3-   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)        DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                     ---------------------------
                  UNITED STATES                             OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION          ---------------------------
              WASHINGTON, DC 20549                   OMB Number: 3235-0145
                                                     ---------------------------
                                                     Expires: November 30, 1999
                                                     ---------------------------
                 SCHEDULE 13G                        Estimated average burden
                                                     hours per response...14.9
                                                     ---------------------------
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.______)*

                           Panhandle Royalty Company
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                                (Name of Issuer)

                 Class A Common Stock (Voting) -  .0333 par value
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                         (Title of Class of Securities)

                                   698477106
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                                 (CUSIP Number)

                                December 16, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1 (b)
[X] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Schedule 13G                                                        Page 2 of 9


CUSIP No. 698477106
          .........

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 1.  Names of Reporting Persons. Robert Robotti
     I.R.S. Identification Nos. of above persons (entities only).

     ...........................................................................
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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ......................................................................

     (b)  ......................................................................
 -------------------------------------------------------------------------------
 3.  SEC USE ONLY
 -------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION    United States
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Number of         5. Sole Voting Power   0
Shares           ---------------------------------------------------------------
Beneficially      6. Shared Voting Power  102,904
Owned by         ---------------------------------------------------------------
Each              7. Sole Dispositive Power  0
Reporting        ---------------------------------------------------------------
Person With       8.  Shared Dispositive Power  102,904
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 9.  Aggregate Amount Beneficially Owned by Each Reporting Person  102,904
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10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)....................
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11.  Percent of Class Represented by Amount in Row (11)  5.003%
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12.  Type of Reporting Person (See Instructions)   IN
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 ................................................................................
 ................................................................................
 ................................................................................
 ................................................................................
 ................................................................................
 ................................................................................
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


                                  SCHEDULE 13G

ITEM 1.

        (a) The name of the issuer is Panhandle Royalty Company (the "Corporation").

        (b) The Corporation's executive office is located at Grand Centre, Suite 210, 5400 N. Grand Boulevard, Oklahoma City, OK 73112.

ITEM 2.

        (a) The person filing this statement is Robert Robotti.

        (b) Mr. Robotti's address is c/o Robotti & Company, Incorporated, 52 Vanderbilt Avenue, New York, NY 10017.

        (c) Mr. Robotti is a United States citizen.

        (d) The Security is Class A Common Stock (Voting) - $.0333 par value.

        (e) The CUSIP Number of the Security is 698477106.

ITEM 3.

               Not applicable.

ITEM 4.

        (a) Mr. Robotti is the beneficial owner of 102,904 shares of the Security through the following:

            the IRA of his wife, Suzanne Robotti which holds 4,500 shares of the Security; and

            the IRA of his father, Edward Robotti which holds 2,100 shares of the Security; and

            his ownership of Robotti & Company, Incorporated (the "Firm"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, by virtue of the Firm's investment discretion over accounts of its customers that hold 12,611 shares of the Security; and

            his ownership of the Firm, which directly owns 8,604 shares of the Security; and

            his position as General Partner of Ravenswood Investment Company, L.P. ("Ravenswood"), which owns 75,089 shares of the Security.

        (b) The amount of shares of the Security beneficially owned by Mr. Robotti is 5.003% of the total outstanding shares of the Security.

        (c) (i) Mr. Robotti does not have the sole power to vote or to direct the vote of any of the shares of the Security.

           (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:


            he shares with Suzanne Robotti the power to vote or direct the vote of 4,500 shares of the Security; and

            he shares with Edward Robotti the power to vote or direct the vote of 2,100 shares of the Security; and

            he shares with the Firm the power to vote or direct the vote of 21,215 shares of the Security; and

            he shares with the other General Partner of Ravenswood the power to vote or direct the vote of 75,089 shares of the Security.

          (iii) Mr. Robotti does not have the sole power to dispose, or to direct the disposition, of any of the shares of the Security.

           (iv) Mr. Robotti shares the power to dispose, or to direct the disposition, of the shares of the Security as follows:

            he shares with Suzanne Robotti the power to dispose, or to direct the disposition, of 4,500 shares of the Security; and

            he shares with Edward Robotti the power to dispose, or to direct the disposition, of 2,100 shares of the Security; and

            he shares with the Firm the power to dispose, or to direct the disposition, of the Security; and

            he shares with the other General Partner of Ravenswood the power to dispose, or to direct the disposition, of 75,089 shares of the Security.

ITEM 5.

        Not applicable

ITEM 6.

        The Firm, clients of the Firm, Suzanne Robotti, Edward Robotti and Ravenswood have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these individuals has an interest in 5% or more of the total outstanding shares of the Security.

ITEM 7.

        Not applicable.

ITEM 8.

        Not applicable.

ITEM 9.

        Not applicable.

ITEM 10.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



February 8, 2000
----------------
Date



                                       By /s/ Robert Robotti
                                         ----------------------------------
                                         Robert Robotti